

Mail Stop 3233

October 21, 2016

Via E-mail
Alexander Philips
Manager
TRP Fund VII LLC
180 Newport Center Drive, Suite 230
Newport Beach, CA 92660

> **Re: TRP Fund VII LLC**
> **Amendment No. 2 to Draft Offering Statement on Form 1-A**
> **Submitted September 29, 2016**
> **CIK No. 0001671793**

Dear Mr. Philips:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II – Offering Circular

General

1. We note your response to comment 2 of our letter dated May 13, 2016 and comment 2 of our letter dated July 21, 2016 and continue to note the references on your website to current offerings, including this offering. In addition, we continue to be unable to locate the legends on your website. Please revise your website or advise how the information on your website relating to this offering complies with Rule 255.

2.   We note your response to comment 3 of our letter dated July 21, 2016. We continue to note your disclosure on pages 3 and 28 describing your 8% preferred return. The current disclosure may suggest to a reader that investors will receive at least an 8% return on the investment, and the interests do not appear to have any preference other than over distributions to the Managing Member. The description should state that the Managing Member's Distributions are not paid until investors receive invested capital plus 8%.

Risk Factors

3.   We note your response to comment 5 of our letter dated May 13, 2016 and comment 4 of our letter dated July 21, 2016. As we are unable to locate revised disclosure in response to our prior comments, we reissue our prior comments in part. Please revise to add risk factor disclosure, if true, that you may pay distributions from any source, including use of proceeds and borrowings, and that this could result in further dilution to shareholders. If not true, please explain in your response.

Tax Discussion, page 34

4.   We note that you do not appear to have revised your disclosure in response to comment 5 of our letter dated July 21, 2016. We therefore reissue our prior comment. We note your tax disclosure states that investors should not rely upon the disclosure. Please revise to omit such references or tell us why you believe that it is appropriate.

Appendix A

Prior Performance Tables

5.   Please revise your narrative introduction to cross-reference the narrative summary in the text. In addition, please provide us with a detailed explanation of why you have not provided the disclosures required by Table IV - Results of Completed Programs and Table V – Sales or Disposals of Properties, of Industry Guide 5. Please refer to Industry Guide 5 and CF Disclosure Guidance: Topic No. 6. We may have further comment.

6.   Please revise your prior performance tables to remove the column entitled "Total for All Prior Programs" or advise. In addition, with respect to Table III, please revise to provide the financial information for each program separately for each year.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or Jennifer Gowetski, Senior Counsel, at 202-551-3401 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities

cc: Jeffrey S. Marks
        Via E-mail